                                                    PURSUANT TO RULE NO. 424(b)2
                                                    FILE NO. 333-28479

            PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 17, 1997

                                 $200,000,000
                            FIRST MARYLAND BANCORP
                   7.20% SUBORDINATED NOTES DUE JULY 1, 2007

                               ----------------

  Interest on the Subordinated Notes will be payable on January 1 and July 1 of each year, commencing January 1, 1998. The Subordinated Notes may not be redeemed prior to maturity and will not be subject to any sinking fund.

  The Subordinated Notes will be subordinated to Senior Indebtedness of First Maryland Bancorp. The Subordinated Notes are subject to acceleration only in the event of certain bankruptcy or reorganization events involving First Maryland Bancorp. See "Certain Terms of the Subordinated Notes" in this Prospectus Supplement.

  The Subordinated Notes will be represented by one or more global Subordinated Notes registered in the name of the nominee of The Depository Trust Company. Beneficial interests in the global Subordinated Notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its participants. Except as described herein, Subordinated Notes in definitive form will not be issued. The Subordinated Notes will be issued only in denominations of $1,000 and integral multiples thereof. See "Description of Securities" in the accompanying Prospectus. The Subordinated Notes will trade in DTC's Same-Day Funds Settlement System, and secondary market trading activity in the Subordinated Notes will therefore settle in immediately available funds. All payments of principal and interest will be made by First Maryland Bancorp in immediately available funds. See "Certain Terms of the Subordinated Notes--Same-Day Settlement and Payment" in this Prospectus Supplement.

                               ----------------

  THE SUBORDINATED NOTES ARE UNSECURED DEBT OBLIGATIONS OF THE COMPANY, ARE NOT DEPOSITS OR OTHER OBLIGATIONS OF A DEPOSITORY INSTITUTION AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

                                     INITIAL PUBLIC   UNDERWRITING  PROCEEDS TO
                                    OFFERING PRICE(1) DISCOUNT(2)  COMPANY(1)(3)
                                    ----------------- ------------ -------------
Per Note...........................      99.943%          .650%       99.293%
Total..............................   $199,886,000     $1,300,000  $198,586,000

--------
(1)  Plus accrued interest from July 1, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.
(3)  Before deducting expenses payable by the Company, estimated at $345,000.

                               ----------------

  The Subordinated Notes offered hereby are offered severally by the Underwriters as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the Subordinated Notes will be ready for delivery in book-entry form in New York, New York through the facilities of DTC on or about July 2, 1997, against payment therefor in immediately available funds.

GOLDMAN, SACHS & CO.
                  LEHMAN BROTHERS
                               MERRILL LYNCH & CO.
                                               SALOMON BROTHERS INC

                               ----------------

           The date of this Prospectus Supplement is June 27, 1997.

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SUBORDINATED NOTES, INCLUDING OVERALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES, AND THE IMPOSITION OF A PENALTY BID IN CONNECTION WITH THE OFFERING. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                            FIRST MARYLAND BANCORP

  First Maryland Bancorp (the "Company") is a Maryland corporation incorporated in 1973 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. At March 31, 1997, the Company had consolidated total assets of $11.2 billion, total deposits of $7.6 billion, and total stockholders' equity of $1.3 billion. Its principal subsidiaries are The First National Bank of Maryland, First Omni Bank, N. A. and The York Bank and Trust Company. These banks provide comprehensive corporate, commercial, correspondent and retail banking services, personal and corporate trust services and related financial products and services to individuals, businesses, governmental units and financial institutions, primarily in Maryland and the adjacent states. The assets of these banks at March 31, 1997 accounted for approximately 96% of the Company consolidated total assets.

  Allied Irish Banks, p.l.c. ("AIB") owns 100% of the common stock, and controls 99% of the voting power of the capital stock, of the Company. AIB is an Irish banking corporation whose securities are traded on the Dublin, London and New York Stock Exchanges, and is a registered bank holding company under the Bank Holding Company Act. At December 31, 1996, based upon United States generally accepted accounting principles, AIB and its subsidiaries (collectively, "AIB Group") had total assets of approximately $43.7 billion, making it the largest banking corporation organized under the laws of Ireland. AIB Group provides a full range of banking, financial and related services principally in Ireland, the United States and the United Kingdom.

                                 RECENT EVENTS

  As discussed more fully under the heading "Recent Events" in the accompanying Prospectus, on January 21, 1997, the Company, AIB and Dauphin Deposit Corporation ("Dauphin") entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") pursuant to which AIB and the Company will acquire Dauphin through the merger of Dauphin into the Company. Dauphin is headquartered in Harrisburg, Pennsylvania and, through its bank and nonbank subsidiaries, provides corporate, commercial, correspondent and retail banking services, personal and corporate trust services and related financial products and services to individuals, businesses, governmental units and financial institutions, primarily in south-central Pennsylvania. At March 31, 1997, Dauphin had consolidated total assets of $5.8 billion, total deposits of $4.1 billion and total stockholders's equity of $573.4 million.

  All regulatory and shareholder approvals required to consummate the Merger have been received and it is anticipated that the Merger will be consummated on or about July 8, 1997.

                                USE OF PROCEEDS

  The Company has agreed with AIB to fund up to $875 million of the aggregate purchase price for Dauphin, and accordingly, the Company will use the net proceeds from the sale of the Subordinated Notes, together with other available funds (collectively, "Company Cash"), for such purpose. To the extent that Company Cash exceeds the cash portion of the consideration payable to Dauphin shareholders in the Merger, the excess Company Cash, which may include net proceeds of the offering of the Subordinated Notes, will be paid to AIB in consideration for AIB issuing its ordinary shares (in the form of AIB ADSs) in the Merger. For information concerning certain pro forma results of the Merger, see "Incorporation of Certain Documents by Reference" in the accompanying Prospectus.

                    CERTAIN TERMS OF THE SUBORDINATED NOTES

  The following description of the particular terms of the subordinated notes (the "Subordinated Notes") offered hereby (referred to in the Prospectus as "Offered Securities") supplements and, to the extent inconsistent therewith, replaces the description of the general terms of the Securities set forth under the heading "Description of Securities" in the accompanying Prospectus, to which description reference is hereby made. Capitalized terms used herein but not defined have the meanings given to them in the accompanying Prospectus. The statements herein concerning the Subordinated Notes and the Indenture do not purport to be complete. All such statements are qualified in their entirety by reference to the accompanying Prospectus and the provisions of the Indenture, which has been filed with the Securities and Exchange Commission.

GENERAL

  The Subordinated Notes constitute a series of Securities to be issued under the Indenture referred to in the accompanying Prospectus. The Subordinated Notes will be limited to $200,000,000 aggregate principal amount and will mature on July 1, 2007.

  The Subordinated Notes will bear interest at the rate set forth on the cover page of this Prospectus Supplement from July 1, 1997, payable semi-annually in arrears on January 1 and July 1 of each year, commencing January 1, 1998, to the persons in whose names the Subordinated Notes are registered at the close of business on the preceding December 15 and June 15, as the case may be.

  The Subordinated Notes are not redeemable prior to maturity and will not be subject to any sinking fund.

SUBORDINATION

  The obligations of the Company to make any payment on account of the principal of and premium, if any, and interest on the Subordinated Notes will be subordinate and junior in right of payment to all Senior Indebtedness of the Company.

  "Senior Indebtedness," with respect to the Subordinated Notes, means, whether recourse is to all or a portion of the assets of the Company and whether or not contingent: (i) every obligation of the Company for money borrowed; (ii) every obligation of the Company evidenced by bonds, debentures, notes or other similar instruments, including obligations incurred in connection with the acquisition of property, assets or businesses; (iii) every reimbursement obligation of the Company with respect to letters of credit, bankers' acceptances or similar facilities issued for the account of the Company; (iv) every obligation of the Company issued or assumed as the deferred purchase price of property or services, including trade accounts payable or accrued liabilities arising in the ordinary course of business; (v) every capital lease obligation of the Company; (vi) every obligation of the Company for claims (as defined in Section 101(4) of the United States Bankruptcy Code of 1978, as amended) in respect of derivative products such as interest and foreign exchange rate contracts, commodity contracts and similar arrangements; and (vii) every obligation of the type referred to in clauses
(i) through (vi) of another person and all dividends of another person the payment of which, in either case, the Company has guaranteed or is responsible or liable, directly or indirectly, as obligor or otherwise; provided, that "Senior Indebtedness" does not include (a) any obligations which, by their terms, are expressly stated to rank pari passu in right of payment with, or to not be superior in right of payment to, the Subordinated Notes, (b) any indebtedness of the Company which when incurred and without respect to any election under Section 1111(b) of the United States Bankruptcy Code of 1978, as amended, was without recourse to the Company, (c) any indebtedness of the Company to any of its subsidiaries for borrowed money or (d) indebtedness to any employee of the Company.

  The Company's outstanding 8 3/8% Subordinated Notes due 2002 in the aggregate principal amount of $100 million and its 10 3/8% Subordinated Capital Notes due 1999 in the aggregate principal amount of $60 million, as well as the Company's Floating Rate Junior Subordinated Debentures due 2027 and its Floating Rate Junior Subordinated Debentures due 2027, Series B, in the aggregate principal amount of $300 million, will rank senior to the Subordinated Notes. As of March 31, 1997, the Company had Senior Indebtedness of approximately $535.6 million, and the Company's subsidiaries had indebtedness and other liabilities of approximately $9.4 billion to which the Subordinated Notes would be effectively subordinated.

  No payment on account of the principal of and premium, if any, or interest in respect of the Subordinated Notes may be made unless all amounts of principal, premium, if any, sinking funds and interest then due on all Senior Indebtedness shall have been paid in full or duly provided for and at the time of such payment pursuant to the Subordinated Notes or immediately thereafter, there shall not have occurred and be continuing a default in payment with respect to Senior Indebtedness or an event of default with respect to any Senior Indebtedness that would permit a holder thereof to accelerate the maturity of such Senior Indebtedness. Upon any payment or distribution of assets to creditors upon any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to the Company as a whole, whether voluntary or involuntary, the holders of all Senior Indebtedness will first be entitled to receive payment in full before the Holders of the Subordinated Notes will be entitled to receive any payment in respect of the principal of and premium, if any, sinking funds and interest on the Subordinated Notes. In the event the Holders of Subordinated Notes receive payment or distributions of assets of the Company and all Senior Indebtedness has not been paid in full, then such payment or distribution shall be held in trust for the benefit of the holders of Senior Indebtedness and shall be paid over or delivered and transferred to the holders of Senior Indebtedness. By reason of such subordination, in the event of insolvency of the Company, Holders of the Subordinated Notes may recover less, ratably, than holders of Senior Indebtedness.

EVENTS OF DEFAULT; LIMITED RIGHTS OF ACCELERATION

  "Event of Default" means, with respect to the Subordinated Notes, any one of the following events (whatever the reason and whether it be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body, and whether or not it be occasioned by the subordination provisions of the Indenture):

    (a) a failure to pay any interest on the Subordinated Notes when due and payable, continued for 30 days;

    (b) a failure to pay principal of or any premium on the Subordinated Notes when due;

    (c) a failure to perform, or a breach of, any other covenant or agreement of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Securities thereunder other than the Subordinated Notes) continued for 90 days after written notice as provided in the Indenture;

    (d) the entry by a court having jurisdiction in the premises (i) of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or state bankruptcy, insolvency, reorganization or similar law or (ii) of a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; or

    (e) the commencement by the Company of a voluntary case or proceeding under any applicable Federal or state bankruptcy, insolvency, reorganization or similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or state bankruptcy, insolvency, reorganization or similar law, or the filing by the Company of a petition or answer or consent seeking reorganization or relief under any applicable Federal or state law.

  If an Event of Default described in clause (a), (b) and/or (c), above, occurs and is continuing, then there will be no right of acceleration of the payment of principal of the Subordinated Notes. In such event, the Trustee, subject to certain limitations and conditions, may institute judicial proceedings to enforce payment of the overdue principal, premium, if any, or interest, or to obtain the performance of such covenant or agreement, or to enforce any other proper remedy. If an Event of Default described in clause
(d) or (e), above, occurs and is continuing, then the Trustee or the Holders of not less than 25% in aggregate principal amount of the Subordinated Notes outstanding may, or the Trustee if so directed by such Holders shall, declare the principal of the Subordinated Notes to be due and payable immediately.

  At any time after a declaration of acceleration with respect to the Subordinated Notes has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of the Subordinated Notes may, under certain circumstances, rescind and annul such acceleration.

  Under certain circumstances, the Trustee may withhold notice to the Holders of the Subordinated Notes in a default if the Trustee in good faith determines that the withholding of such notice is in the best interest of such Holders, and the Trustee shall withhold such notice for certain defaults for a period of 30 days.

  The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity. Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of a majority in aggregate principal amount of the Subordinated Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Subordinated Notes.

  No Holder of Subordinated Notes will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in aggregate principal amount of the Subordinated Notes shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Subordinated Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a Holder of a Subordinated Note for enforcement of payment of the principal of and premium, if any, or interest on such Subordinated Note on or after the respective due dates expressed in such Subordinated Note.

  The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance.

BOOK-ENTRY SYSTEM

  The Subordinated Notes will be issued in the form of one or more fully registered global securities, which will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and registered in the name of DTC's nominee. As a result, except as set forth in the accompanying Prospectus, the Subordinated Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

  DTC has advised the Company that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the Securities and Exchange Commission.

  The Company understands that, under existing industry practices, in the event that the Company requests any action of Holders, or an owner of a beneficial interest in a global Subordinated Note desires to give or take any action that a Holder is entitled to give or take under the Indenture, DTC would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instructions of beneficial owners owning through them. See "Description of Securities--Global Securities" in the accompanying Prospectus.

SAME-DAY SETTLEMENT AND PAYMENT

  Settlement for the Subordinated Notes will be made in immediately available funds. So long as the Subordinated Notes are represented by one or more global Subordinated Notes, all payments of principal and interest will be made by the Company in immediately available funds.

  So long as the Subordinated Notes are represented by one or more global Subordinated Notes registered in the name of the Depositary or its nominee, the Subordinated Notes will trade in the Depositary's Same-Day Funds Settlement System, and secondary market trading activity in the Subordinated Notes will therefore be required by the Depositary to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on the trading activity in the Subordinated Notes.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement"), the Company has agreed to sell to each of the Underwriters, and each of such Underwriters has severally agreed to purchase, the principal amounts of the Subordinated Notes set forth opposite its name below:

                                                                      PRINCIPAL
        UNDERWRITER                                                     AMOUNT
        -----------                                                  ------------
   Goldman, Sachs & Co. . . ........................................ $100,100,000
   Lehman Brothers Inc. . . . ......................................   33,300,000
   Merrill Lynch, Pierce, Fenner & Smith
                   Incorporated.....................................   33,300,000
   Salomon Brothers Inc.............................................   33,300,000
                                                                     ------------
     Total.......................................................... $200,000,000
                                                                     ============

  Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the Subordinated Notes, if any are taken.

  The Underwriters propose to offer the Subordinated Notes in part directly to the public at the initial public offering price set forth on the cover page of this Prospectus Supplement, and in part to certain securities dealers at such price less a concession not in excess of 0.40% of the principal amount of the Subordinated Notes. The Underwriters may allow, and such dealers may reallow, a concession not in excess of 0.25% of the principal amount of the Subordinated Notes to certain brokers and dealers. After the Subordinated Notes are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Underwriters.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

  Certain of the Underwriters engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

  In connection with the offering, the Underwriters may purchase and sell the Subordinated Notes in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover short positions created by the Underwriters in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing a decline in the market price of the Subordinated Notes, and short positions created by the Underwriters involve the sale by the Underwriters of a greater number of Subordinated Notes than they are required to purchase from the Company in the offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Subordinated Notes sold in the offering may be reclaimed by the Underwriters if such Subordinated Notes are repurchased by the Underwriters in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Subordinated Notes, which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected in the over-the-counter market or otherwise.

  The Subordinated Notes will not be listed on any securities exchange. The Subordinated Notes are a new series of securities with no established trading market. The Underwriters have advised the Company that they intend to make a market in the Subordinated Notes, but are not obligated to do so, and may discontinue market making at any time without notice. Therefore, no assurance can be given as to the liquidity of the trading market for the Subordinated Notes.

                                 LEGAL MATTERS

  The validity of the Subordinated Notes offered hereby will be passed upon for the Company by Gregory K. Thoreson, Senior Vice President and General Counsel of the Company, and for the Underwriters by Simpson Thacher & Bartlett (a partnership which includes professional corporations), New York, New York. As to matters of Maryland law, Simpson Thacher & Bartlett will rely on the opinion of Mr. Thoreson.

PROSPECTUS

                            FIRST MARYLAND BANCORP

                         SUBORDINATED DEBT SECURITIES

  The Company may from time to time offer up to $350,000,000 aggregate principal amount of Subordinated Debt Securities consisting of debentures, notes and/or other unsecured evidences of indebtedness in one or more series. The Subordinated Debt Securities may be offered as separate series in amounts, at prices and on terms to be determined at the time of sale. A Prospectus Supplement to this Prospectus, which will be delivered together with this Prospectus, will set forth the particular terms of the Subordinated Debt Securities to be issued, including, where applicable, the title, aggregate principal amount, denominations, maturity, rate, if any (which may be fixed or variable), and time of payment of any interest, any terms for redemption at the option of the Company or the holder, any terms for sinking fund payments, any listing on a securities exchange and the initial public offering price and any other terms in connection with the offering and sale of such series of Subordinated Debt Securities.

  The Subordinated Debt Securities will be unsecured obligations of the Company, will not be savings accounts, deposits or other obligations of any bank or nonbank subsidiary of the Company and will not be insured by the Federal Deposit Insurance Corporation, the Bank Insurance Fund or any other government agency.

  The Company may sell Subordinated Debt Securities to or through underwriters, and also may sell Subordinated Debt Securities directly to other purchasers or through agents. See "Plan of Distribution". The accompanying Prospectus Supplement will also set forth the names of any underwriters or agents involved in the sale of the Subordinated Debt Securities in respect of which this Prospectus is being delivered, the principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents.

                               ----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ----------------

   THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF SECURITIES UNLESS
                    ACCOMPANIED BY A PROSPECTUS SUPPLEMENT

                               ----------------

                 The date of this Prospectus is June 17, 1997.

                             AVAILABLE INFORMATION

  First Maryland Bancorp (the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, information statements and other information can be inspected and copied at the public reference facilities of the Commission, at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices in New York at 7 World Trade Center, Suite 1300, 13th Floor, New York, New York 10048 and in Chicago at Suite 1400, Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site (http://www.sec.gov) that contains reports, information statements and other information regarding the Company.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all exhibits thereto, the "Registration Statement") filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission, and reference is hereby made to the Registration Statement for further information with respect to the Company and the Securities. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Company's 7.875% Noncumulative Preferred Stock, Series A, is listed on the New York Stock Exchange. Reports and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The Company hereby incorporates by reference in this Prospectus the following reports previously filed with the Commission (File No. 1-7273) pursuant to Section 13 of the Exchange Act: (a) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; (b) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997; and (c) the Company's Current Reports on Form 8-K dated January 21, 1997, February 3, 1997, March 5, 1997 and May 21, 1997. All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities offered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.

  The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated herein by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Written requests for such copies should be directed to First Maryland Bancorp, 25 South Charles Street, Baltimore, Maryland 21201, Attention: James A. Smith. Telephone requests may be directed to (410) 545-2100.

                                  THE COMPANY

  The Company is a Maryland corporation incorporated in 1973 and is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). At March 31, 1997, the Company had consolidated total assets of $11.2 billion, total deposits of $7.6 billion, and total stockholders' equity of $1.3 billion. Its principal subsidiaries are The First National Bank of Maryland ("First National"), First Omni Bank, N. A. ("First Omni") and The York Bank and Trust Company ("York Bank"). These banks provide comprehensive corporate, commercial, correspondent and retail banking services, personal and corporate trust services and related financial products and services to individuals, businesses, governmental units and financial institutions primarily in Maryland and the adjacent states. The assets of these banks at March 31, 1997 accounted for approximately 96% of the Company's consolidated total assets.

  Allied Irish Banks, p.l.c. ("AIB") owns 100% of the common stock, and controls 99% of the voting power of the capital stock, of the Company. AIB is an Irish banking corporation whose securities are traded on the Dublin, London and New York Stock Exchanges, and is a registered bank holding company under the Bank Holding Company Act. At December 31, 1996, based upon United States generally accepted accounting principles, AIB and its subsidiaries (collectively, "AIB Group") had total assets of approximately $43.7 billion, making it the largest banking corporation organized under the laws of Ireland. AIB Group provides a full range of banking, financial and related services principally in Ireland, the United States and the United Kingdom.

  First National, the Company's largest subsidiary, is a national banking association chartered under the laws of the United States. It commenced operations in Baltimore, Maryland on July 10, 1865 and is the successor to a Maryland banking institution founded in 1806. At March 31, 1997, First National was the second largest commercial bank headquartered in Maryland in terms of assets, loans and deposits, with assets of $9.3 billion, net loans of $5.3 billion, and deposits of $7.1 billion. Its assets at such date comprised approximately 83% of the consolidated assets of the Company. Including its main office, First National operates 211 banking facilities in Maryland, the District of Columbia and Virginia, including 159 full service offices, and loan production offices in Washington, D.C., Easton, Maryland, and York, Pennsylvania. It conducts international activities at its Baltimore headquarters, a Cayman Islands branch and a representative office in London, and maintains correspondent accounts with approximately 54 foreign banks. First National offers investment, foreign exchange and securities brokerage services, operates a brokerage subsidiary and, through a subsidiary, acts as investment adviser to the ARK Funds, a family of proprietary mutual funds.

  York Bank was acquired by the Company on December 31, 1991. It is a Pennsylvania chartered commercial bank organized in 1960 as the product of a consolidation of two banks chartered in 1810 and 1890. At March 31, 1997, York Bank had assets of $1.1 billion, net loans of $675.1 million and deposits of $887.9 million. York Bank operates 37 banking facilities, including 35 full service offices in south central Pennsylvania. It is the largest banking institution headquartered in York County, Pennsylvania, a market contiguous with First National's principal market.

  First Omni is a national banking subsidiary of the Company headquartered in Millsboro, Delaware, which conducts retail bankcard services. It offers MasterCard(R) and VISA(R) bankcards both directly and as agent for other banks. At March 31, 1997, it managed bankcard receivables of $1.0 billion (including $500 million of securitized bankcard receivables).

  The Company operates various other subsidiaries, including First National Mortgage Corporation, a mortgage banking company which originates, sells and services residential mortgage loans through its network of offices in Maryland, Virginia, Pennsylvania, Kentucky, Tennessee and Mississippi; First Maryland Leasecorp, a commercial finance company specializing in equipment financing; and First Maryland Mortgage Corporation, a commercial real estate lender.

  The Company has its principal executive office at 25 S. Charles Street, Baltimore, Maryland 21201, telephone number (410) 244-4000.

                                 RECENT EVENTS

  On January 21, 1997, the Company, AIB and Dauphin Deposit Corporation ("Dauphin") entered into a definitive Agreement and Plan of Merger (the "Merger Agreement") pursuant to which AIB and the Company will acquire Dauphin. In the Merger (defined below), Dauphin shareholders will receive cash and AIB American Depository Shares ("AIB ADSs") having an aggregate value of approximately $1.36 billion based on the market price of AIB ADSs on January 21, 1997. Dauphin is headquartered in Harrisburg, Pennsylvania and, through its bank and nonbank subsidiaries, provides corporate, commercial, correspondent and retail banking services, personal and corporate trust services and related financial products and services to individuals, businesses, governmental units and financial institutions, primarily in south-central Pennsylvania. At March 31, 1997, Dauphin had consolidated total assets of $5.8 billion, total deposits of $4.1 billion and total stockholders' equity of $573.4 million.

  Under the Merger Agreement, (i) Dauphin will merge into the Company (the "Merger") and (ii) shareholders of Dauphin will receive per share of Dauphin common stock either (a) $43.00 in cash or (b) that number (the "Exchange Ratio") of AIB ADSs having a Closing Market Price (as defined below) of $43.00, at each holder's election, but subject to certain limitations described in the following sentences. If the Closing Market Price of an AIB ADS shortly before the effective time of the Merger is below $37.00, then the Exchange Ratio will equal 1.1620, and if the Closing Market Price is more than $43.00, then the Exchange Ratio will be 1.0000. If the market price of an AIB ADS as measured during a period shortly before the effective time of the Merger is below $32.00, then Dauphin has the right to terminate the Merger Agreement unless AIB adjusts the Exchange Ratio such that the value of the AIB ADSs to be received by holders of Dauphin Common Stock is not less than $37.19. "Closing Market Price" means the average closing price of the AIB ADSs on the New York Stock Exchange for the ten New York Stock Exchange trading days ending on the fifth business day prior to the closing date of the Merger.

  At least 51% of the outstanding shares of Dauphin Common Stock must be converted into AIB ADSs. If an insufficient number of Dauphin shareholders elect to receive AIB ADSs, then a shareholder who elects to receive all cash may have some or all of his shares converted into AIB ADSs. A shareholder who makes no election may receive cash or AIB ADSs, in the discretion of AIB.

  Consummation of the transaction is subject to, among other things, receipt of regulatory approvals from the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the Minister for Enterprise and Employment of Ireland and the Central Bank of Ireland, and approval by the shareholders of Dauphin and AIB. On May 19, 1997, the Federal Reserve Board approved AIB's application to acquire Dauphin. On May 20, 1997, the shareholders of Dauphin approved the Merger and on May 21, 1997, the shareholders of AIB approved the acquisition of Dauphin, in each case by more than the requisite percentage under applicable law. Consummation of the transaction is expected to occur during the third quarter of 1997. Reference is made to the Merger Agreement for additional information concerning the Merger.

                       CERTAIN REGULATORY CONSIDERATIONS

GENERAL

  As a bank holding company, the Company is subject to the regulation and supervision of the Federal Reserve Board. First National and First Omni, as national banking associations, are subject to supervision and examination by the Office of the Comptroller of the Currency (the "Comptroller"), and York Bank is subject to supervision and examination by the Pennsylvania Department of Banking and the Federal Deposit Insurance Company (the "FDIC"). First National, First Omni and York Bank (the "Subsidiary Banks") are also subject to various requirements and restrictions, including requirements to maintain reserves against deposits, restrictions on the types and amounts of loans that may be granted and the interest that may be charged thereon, and limitations on the types of investments that may be made and the types of services that may be offered. Various consumer laws and regulations also affect the operations of the Subsidiary Banks. In addition to the impact of regulation, commercial banks are affected significantly by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

  The federal banking agencies have broad enforcement powers over depository institutions, including the power to terminate deposit insurance, to impose substantial fines and other civil and criminal penalties, and to appoint a conservator or receiver if any of a number of conditions are met. The federal banking agencies also have broad enforcement powers over bank holding companies, including the power to impose substantial fines and other civil and criminal penalties.

  Almost every aspect of the operations and financial condition of the Subsidiary Banks is subject to extensive regulation and supervision and to various requirements and restrictions under federal and state law, including requirements governing capital adequacy, liquidity, earnings, dividends, reserves against deposits, management practices, branching, loans, investments and the provision of services. The activities and operations of the Company also are subject to extensive federal supervision and regulation which, among other things, limit non-banking activities, impose minimum capital requirements and require approval to acquire 5% of any class of voting shares or substantially all of the assets of a bank or other company. In addition to the impact of regulation, banks and bank holding companies may be significantly affected by legislation, which can change banking statutes in substantial and unpredictable ways, and by the actions of the Federal Reserve Board as it attempts to control the money supply and credit availability in order to influence the economy.

PAYMENT OF DIVIDENDS AND OTHER RESTRICTIONS

  The Company is a legal entity separate and distinct from its subsidiaries, including the Subsidiary Banks. Accordingly, the right of the Company, and thus the rights of the Company's creditors, to participate in any distribution of the assets or earnings of any subsidiary other than in the Company's capacity as a bona fide creditor of the subsidiary is necessarily subject to the prior satisfaction of claims of creditors of the subsidiary.

  There are various legal and regulatory limitations on the extent to which the Company's subsidiaries, including its bank subsidiaries, can finance or otherwise supply funds to the Company. The principal source of the Company's cash revenues is dividends from its subsidiaries and there are certain legal restrictions under federal and state law on the payment of dividends by such subsidiaries. The prior approval of the Comptroller is required if the total of all dividends declared by any national banking association in any calendar year exceeds the bank's net income for that year combined with its retained net income for the preceding two calendar years, less any required transfers to surplus or a fund for the retirement of any preferred stock. In addition, a dividend may not be paid in excess of a bank's "undivided profits then on hand." The relevant regulatory agencies also have authority to prohibit a bank holding company or a national banking association from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound practice in conducting its business. The payment of dividends could, depending upon the financial condition of the subsidiary, be deemed to constitute such an unsafe or unsound practice. In addition, the Subsidiary Banks and their subsidiaries are subject to limitations under Section 23A of the Federal Reserve Act with respect to extensions of credit to, investments in, and certain other transactions with, the Company and its other subsidiaries. Furthermore, loans and extensions of credit are also subject to various collateral requirements.

CAPITAL ADEQUACY

  The federal bank regulatory agencies have adopted minimum risk-based and leverage capital guidelines for United States banking organizations. The minimum required risk-based capital ratio of qualifying total capital to risk-weighted assets (including certain off-balance-sheet items, such as standby letters of credit) is 8%, of which 4% must consist of Tier 1 capital. At March 31, 1997, the Company had a Tier 1 capital to risk-adjusted assets ratio of 15.71% and a total capital ratio of 18.75%. The minimum required leverage capital ratio (Tier 1 capital to average total assets) is 3% for banking organizations that meet certain specified criteria, including that they have the highest regulatory rating. A higher leverage ratio may apply under certain circumstances. At March 31, 1997, the Company's leverage capital ratio was 13.68%. Neither the Company nor any Subsidiary Bank has been advised by the appropriate federal regulatory agency of any specific leverage ratio applicable to it.

  Failure to meet capital guidelines can subject a banking organization to a variety of enforcement remedies, including additional substantial restrictions on its operations and activities, termination of deposit insurance by the FDIC, and under certain conditions the appointment of a receiver or conservator. Federal banking statutes establish five capital categories for depository institutions ("well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized"), and impose significant restrictions on the operations of an institution that is not at least adequately capitalized. Under certain circumstances, an institution may be downgraded to a category lower than that warranted by its capital levels, and subjected to the supervisory restrictions applicable to institutions in the lower capital category. A depository institution is generally prohibited from making capital distributions (including paying dividends) or paying management fees to a holding company if the institution would thereafter be undercapitalized. Adequately capitalized institutions may accept brokered deposits only with a waiver from the FDIC, while undercapitalized institutions may not accept, renew, or roll over brokered deposits.

  An undercapitalized depository institution is also subject to restrictions in a number of areas, including asset growth, acquisitions, branching, new lines of business, and borrowing from the Federal Reserve System. In addition, an undercapitalized depository institution is required to submit a capital restoration plan. A depository institution's holding company must guarantee the capital plan up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount needed to restore the capital of the institution to the levels required for the institution to be classified as adequately capitalized at the time the institution fails to comply with the plan and any such guarantee would be entitled to a priority of payment in bankruptcy. A depository institution is treated as if it is significantly undercapitalized if it fails to submit a capital plan that is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. Significantly undercapitalized depository institutions may be subject to a number of additional significant requirements and restrictions, including requirements to sell sufficient voting stock to become adequately capitalized, to replace or improve management, to reduce total assets, to cease acceptance of correspondent bank deposits, to restrict senior executive compensation and to limit transactions with affiliates. Critically undercapitalized depository institutions are further subject to restrictions on paying principal or interest on subordinated debt, making investments, expanding, acquiring or selling assets, extending credit for highly-leveraged transactions, paying excessive compensation, amending their charters or bylaws and making any material changes in accounting methods. In general, a receiver or conservator must be appointed for a depository institution within 90 days after the institution is deemed to be critically undercapitalized.

SUPPORT OF SUBSIDIARY BANKS

  Under Federal Reserve Board policy, the Company is expected to act as a source of financial strength to, and to commit resources to support, each of the Subsidiary Banks. This support may be required at times when, absent such Federal Reserve Board policy, the Company may not have the resources to provide it. Any capital loan by the Company to a Subsidiary Bank would be subordinate in right of payment to deposits and certain other indebtedness of the Subsidiary Bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

  A depository institution insured by the FDIC can be held liable for any loss incurred by, or reasonably expected to be incurred by, the FDIC in connection with the default of a commonly controlled FDIC-insured depository institution or any assistance provided by the FDIC to any commonly controlled, FDIC-insured depository institution "in danger of default". "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a default is likely to occur in the absence of regulatory assistance. Liability for the losses of commonly-controlled depository institutions can lead to the failure of some or all depository institutions in a holding company structure, if the remaining institutions are unable to pay the liability assessed by the FDIC. Any obligation or liability owed by a subsidiary bank to its parent company is subordinate to the subsidiary bank's cross-guarantee liability for losses of commonly-controlled depository institutions.

                      RATIO OF EARNINGS TO FIXED CHARGES

  The Company's consolidated ratio of earnings to fixed charges for each of the periods indicated is set forth below:

                                      THREE MONTHS
                                         ENDED     YEARS ENDED DECEMBER 31,
                                       MARCH 31,   ----------------------------
                                          1997     1996  1995  1994  1993  1992
                                      ------------ ----  ----  ----  ----  ----
Earnings to Fixed Charges:
  Excluding Interest on Deposits.....     2.70x    2.78x 2.59x 3.16x 3.55x 3.22x
  Including Interest on Deposits.....     1.65     1.64  1.57  1.69  1.73  1.49

  For purposes of computing the ratio of earnings to fixed charges, earnings represent net income plus applicable income taxes and fixed charges. Fixed charges, excluding interest on deposits, represent interest expense on long-term debt and short-term borrowings and the interest factor included in rents (which is deemed to be one-third of rental expense). Fixed charges, including interest on deposits, represent all interest expense and the interest factor included in rents.

                                USE OF PROCEEDS

  Unless otherwise indicated in the applicable Prospectus Supplement (each, a "Prospectus Supplement") setting forth the particular terms of the Subordinated Debt Securities (the "Securities") to be offered, the net proceeds from the sale of the Securities will be used for general corporate purposes, principally to fund investments in, or extensions of credit to, the Company's banking and nonbanking subsidiaries, including to allow its subsidiaries to repay borrowings incurred by such subsidiaries. The precise amount and timing of such investments in and extensions of credit to the subsidiaries will depend upon their funding requirements and the availability of other funds to the Company and its subsidiaries. If the Merger is consummated, the Company may use all or a portion of the net proceeds from one or more series of Securities to pay all or a portion of the cash consideration payable in the Merger. In addition to the foregoing, the Company may also use a portion of the net proceeds to fund possible acquisitions if suitable opportunities develop in the future.

                           DESCRIPTION OF SECURITIES

  The following sets forth certain general terms and provisions of the Securities offered hereby. The particular terms of the Securities offered by any Prospectus Supplement (the "Offered Securities") will be described in the Prospectus Supplement relating to such Offered Securities. The Securities will be issued under an Indenture, dated as of May 15, 1992 (the "Indenture"), between the Company and Bankers Trust Company, as trustee (the "Trustee"). A copy of the Indenture is included as an exhibit to the Registration Statement of which this Prospectus is a part.

GENERAL

  The following summaries of certain provisions of the Securities and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular Sections, Articles or defined terms of the Indenture is referred to, it is intended that such Sections, Articles or defined terms shall be incorporated herein by reference. Article and Section references used herein are references to the Indenture. Capitalized terms not otherwise defined in this Prospectus shall have the meanings given to them in the Indenture.

  The Securities will be unsecured and will be subordinated and junior to all Senior Indebtedness (as defined below under "Subordination of Securities"). The Indenture does not contain covenants prohibiting the Company from disposing of voting stock of its subsidiaries, including the stock of any of its banking subsidiaries.

  The Indenture does not limit the amount of Securities that may be issued thereunder and provides that Securities may be issued thereunder from time to time in one or more series (Section 3.1). Neither the Indenture nor the Securities will limit or otherwise restrict the amount of other indebtedness which may be incurred by the Company or any of its subsidiaries. In addition, the Indenture and the Securities will not contain any provision that would require the Company to repurchase or redeem or otherwise modify the terms of the Securities upon a change in control or other events involving the Company that may adversely affect the credit quality of the Company. Because the Company is a holding company, its rights and the rights of its creditors, including the holders of the Securities, to participate in the assets or earnings of any subsidiary upon the liquidation or reorganization of such a subsidiary will be subject to the prior claims of such subsidiaries' creditors (including, in the case of a Subsidiary Bank, its depositors) except to the extent that the Company may itself be a bona fide creditor of the subsidiary. Claims on subsidiaries of the Company by creditors other than the Company include claims with respect to long-term debt and substantial obligations with respect to deposit liabilities, federal funds purchased, securities sold under repurchase agreements and other short-term borrowings.

  Unless otherwise indicated in the Prospectus Supplement relating to the Offered Securities, principal of and premium, if any, and interest on the Securities will be payable at the office or agency of the Trustee maintained for such purpose in New York, New York, and at any other office or agency maintained by the Company for such purposes, except that, at the option of the Company, interest may be paid by mailing a check to the address of the person entitled thereto as it appears on the Security Register. The transfer of Securities (other than Book-Entry Securities) will be registrable for each series of Securities at the corporate trust office of the Trustee. The corporate trust offices of the Trustee are located in New York, New York.

  Interest on the Securities will be payable to the person in whose name the Securities are registered at the close of business on the Regular Record Date designated for an Interest Payment Date (Section 3.7). If issued in certificated form, the Securities will be issued only in fully registered form without coupons and, unless otherwise indicated in the applicable Prospectus Supplement, in denominations of $1,000 or integral multiples thereof (Section 3.2). No service charge will be required for any registration of transfer or exchange of the Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith other than certain exchanges not involving any transfer (Section 3.5).

  The applicable Prospectus Supplement will describe the following terms of the Offered Securities: (a) the title of the Offered Securities; (b) any limit on the aggregate principal amount of the Offered Securities; (c) the date or dates on which the Offered Securities will mature; (d) the rate or rates (which may be fixed or variable) per annum at which the Offered Securities will bear interest, if any, the date or dates from which such interest, if any, will accrue, the dates on which such interest, if any, will be payable and the Regular Record Dates for such Interest Payment Dates; (e) the place or places, if any, in addition to the office or agency of the Trustee, where the principal of and premium, if any, and interest on the Offered Securities will be payable; (f) the period or periods within which, the price or prices at which and the terms and conditions upon which the Offered Securities may be redeemed, in whole or in part, at the option of the Company; (g) the obligation, if any, of the Company to redeem or purchase the Offered Securities pursuant to any sinking fund or analogous provisions or at the option of a Holder thereof and the period or periods within which, the price or prices at which and the terms and conditions upon which Offered Securities shall be redeemed or purchased, in whole or in part, pursuant to such obligation; (h) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Offered Securities will be issuable; (i) the currency or currency unit of payment of principal of and premium, if any, and interest on the Offered Securities if other than the currency of the United States of America; (j) any index used to determine the amount of payment of principal of, premium, if any, or interest on the Offered Securities; (k) if other than the principal amount thereof, the portion of the principal amount of the Offered Securities which will be payable upon the declaration of acceleration of the Maturity thereof; (l) if the Offered Securities are Global Securities, information with respect to book-entry procedures, if any; (m) any other terms of the Offered Securities (Section 3.1); and (n) if applicable, a discussion of certain United States federal income tax consequences.

  Securities may be issued as Original Issue Discount Securities to be offered and sold at a substantial discount below their stated principal amount. "Original Issue Discount Security" means any security which provides for an amount less than the principal amount thereof to be due and payable upon the declaration of acceleration of the Maturity thereof upon the occurrence of an Event of Default and the continuation thereof. (Section 1.1)

GLOBAL SECURITIES

  The Securities of a series may be issued in the form of one or more book-entry securities in global form ("Global Securities") that will be deposited with a Depositary or its nominee identified in the applicable Prospectus Supplement (Section 3.1). In such a case, one or more Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of Outstanding Securities of the series to be represented by such Global Security or Securities. Unless and until it is exchanged in whole or in part for Securities in definitive registered form, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of the Depositary to the Depositary or another nominee of the Depositary or by the Depositary or any such nominee to a successor of the Depositary or a nominee of such successor. The specific terms of the depositary arrangement with respect to any portion of a series of Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement.

  The Company anticipates that the following provisions will apply to all depositary arrangements. Upon the issuance of a Global Security, the designated Depositary or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary ("participants"). Such accounts shall be designated by the underwriters or agents with respect to such Securities or by the Company if such Securities are offered and sold directly by the Company. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the Depositary's system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants"). Persons who are not participants may beneficially own Global Securities held by the Depositary only through participants or indirect participants.

  Ownership of beneficial interests in any Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the designated Depositary or its nominee (with respect to interests of participants) and on the records of participants (with respect to interests of indirect participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws, as well as the limits on participation in the Depositary's book-entry system, may impair the ability to transfer beneficial interests in a Global Security.

  So long as the Depositary or its nominee is the registered owner of a Global Security, such Depositary or such nominee will be considered the sole owner or holder of the Securities represented by such Global Security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in Securities represented by Global Securities will not be entitled to have Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such Securities in definitive form, and will not be considered the owners or holders thereof under the Indenture.

  Payments of principal of and any premium and interest on Securities registered in the name of the Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Securities. The Company expects that the Depositary for a series of Securities or its nominee, upon receipt of any payment of principal, premium or interest, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security for such Securities, as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants and indirect participants to owners of beneficial interests in such Global Security held through such persons will be governed by standing instructions and customary practices, as is now the case with securities registered in "street name," and will be the responsibility of such participants and indirect participants. Neither the Company, the Trustee, any Authenticating Agent, any Paying Agent nor the Security Registrar for such Securities will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Security for such Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests (Section 3.11).

  If the Depositary for Securities of a series notifies the Company that it is unwilling or unable to continue as Depositary or if at any time the Depositary ceases to be a clearing agency registered under the Exchange Act, and if the Company has not appointed a successor depositary, then the Company will issue Securities of such series in definitive registered form in exchange for the Global Security representing such series of Securities. In addition, the Company may at any time and in its sole discretion determine that the Securities of any series issued in the form of one or more Global Securities shall no longer be represented by such Global Security or Securities and, in such event, will issue Securities of such series in definitive registered form in exchange for such Global Security or Securities representing such series of Securities. Further, if the Company so specifies with respect to the Securities of a series, or if an Event of Default, or an event which with notice, lapse of time or both would be an Event of Default with respect to the Securities of such series has occurred and is continuing, an owner of a beneficial interest in a Global Security representing Securities of such series may receive Securities of such series in definitive registered form. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery in definitive registered form of Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Securities registered in its name (Sections 3.5, 3.11). Securities so issued in definitive form will be issued in denominations of $1,000 and integral multiples thereof and will be issued in registered form only, without coupons.

RESTRICTIVE COVENANTS APPLICABLE TO SECURITIES

  The Indenture contains a covenant that, with certain exceptions, the Company will not directly or indirectly sell or permit to be issued any shares of Voting Stock of a Major Constituent Bank (other than directors' qualifying shares) or any securities convertible into or rights to subscribe to such Voting Stock, unless, after giving effect to such transaction and to shares issuable upon conversion or exercise of rights into such Voting Stock, at least 80% of the outstanding shares of Voting Stock of each class of such Major Constituent Bank shall be owned at the time, directly or indirectly, by the Company (Section 10.6). The term "Major Constituent Bank" means any Subsidiary Bank, the total assets of which constitute more than 30% of the consolidated total assets of the Company and its Subsidiaries (Section 1.1). At the date of this Prospectus, the only Subsidiary Bank which was a Major Constituent Bank was The First National Bank of Maryland.

  The Indenture also contains a covenant that the Company will not permit a Major Constituent Bank to merge into or consolidate with, or to lease, sell, assign or transfer all or substantially all of its properties or assets to, any Person other than to the Company or to a Person the Voting Stock of which is at least 80% owned by the Company (Section 10.7).

SUBORDINATION

  The obligations of the Company to make any payment on account of the principal of and premium, if any, and interest on the Subordinated Securities will be subordinate and junior in right of payment to all Senior Indebtedness of the Company (Article Thirteen).

  "Senior Indebtedness" is defined in the Indenture to mean (a) all indebtedness of the Company for money borrowed, whether now outstanding or subsequently created, assumed or incurred, other than any indebtedness which by its terms is expressly stated not to be superior in right of payment to the Securities, and (b) any deferrals, renewals or extensions of any such Senior Indebtedness. The term "indebtedness for money borrowed" means, when used with respect to the Company, any obligation of, or any obligation guaranteed by, the Company for repayment of borrowed money, whether or not evidenced by bonds, debentures, notes or other written instruments, and any deferred obligations for payment of the purchase price of property or assets acquired other than in the ordinary course of business (Section 1.1). The Company's outstanding 8 3/8% Subordinated Notes due 2002 in the aggregate principal amount of $100 million and its 10 3/8% Subordinated Capital Notes due 1999 in the aggregate principal amount of $60 million (together, "the Existing Subordinated Notes") will rank on a parity with any of the Offered Securities. The Company's Floating Rate Junior Subordinated Debentures due 2027 and its Floating Rate Junior Subordinated Debentures due 2027, Series B, in the aggregate principal amount of $300 million, will rank junior to any of the Offered Securities.

  The Securities will be subordinate in right of payment to all Senior Indebtedness, as provided in the Indenture. No payment on account of the principal of and premium, if any, or interest in respect of the Securities may be made unless all amounts of principal, premium, if any, sinking funds and interest then due on all Senior Indebtedness shall have been paid in full or duly provided for and at the time of such payment pursuant to the Securities or immediately thereafter, there shall not have occurred and be continuing a default in payment with respect to Senior Indebtedness or an event of default with respect to any Senior Indebtedness that would permit a holder thereof to accelerate the maturity of such Senior Indebtedness. Upon any payment or distribution of assets to creditors upon any insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding-up of or relating to the Company as a whole, whether voluntary or involuntary, the holders of all Senior Indebtedness will first be entitled to receive payment in full before the Holders of the Securities will be entitled to receive any payment in respect of the principal of and premium, if any, sinking funds and interest on the Securities. In the event the Holders of Securities receive payment or distributions of assets of the Company and all Senior Indebtedness has not been paid in full, then such payment or distribution shall be held in trust for the benefit of the holders of Senior Indebtedness and shall be paid over or delivered and transferred to the holders of Senior Indebtedness (Section 13.3). By reason of such subordination, in the event of insolvency of the Company, Holders of the Securities may recover less, ratably, than holders of Senior Indebtedness.

EVENTS OF DEFAULT

  The Indenture defines an "Event of Default" with respect to Securities of any series as any one of the following events (whatever the reason and whether it be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body, and whether or not it be occasioned by the subordination provisions of the Indenture): (a) failure to pay any interest on any Security of that series when due and payable, continued for 30 days; (b) failure to pay principal of or any premium on any Security of that series when due; (c) failure to perform any other covenants or warranties of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of a series of Securities thereunder other than that series) continued for 90 days after written notice as provided in the Indenture; (d) the entry of a decree or order for relief in respect of the Company by a court having jurisdiction in the premises in an involuntary case, or a decree or order adjudging the Company bankrupt or insolvent, or approving as properly filed a petition seeking the reoganization of the Company, under Federal or state bankruptcy laws and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; or (e) the commencement by the Company of a voluntary case under Federal or state bankruptcy laws or the consent by the Company to the entry of a decree or order for relief in an involuntary case under any such law (Section 5.1).

  If an Event of Default with respect to Securities of a series occurs and is continuing, then either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series may, or the Trustee if so directed by such Holders shall, declare the principal amount (or, if the Securities of that series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms thereof) of all the Securities of that series to be due and payable immediately. Upon the occurrence of an Event of Default described in clause
(d) or clause (e) of the first paragraph of this section, the principal of the Securities of such series will become due and payable immediately, without any action on the part of the Trustee or any Holder (Section 5.2).

  At any time after a declaration of acceleration with respect to Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Securities of that series may, under certain circumstances, rescind and annul such acceleration (Section 5.2).

  In the event of a default in the payment of principal, premium, if any, or interest, if any, or the performance of any covenant or agreement in the Securities or the Indentures, the Trustee, subject to certain limitations and conditions, may institute judicial proceedings to enforce payment of such principal, premium, if any, or interest, if any, or to obtain the performance of such covenant or agreement or any other proper remedy (Section 5.3). Under certain circumstances, the Trustee may withhold notice to the Holders of the Securities in a default if the Trustee in good faith determines that the withholding of such notice is in the best interest of such Holders, and the Trustee shall withhold such notice for certain defaults for a period of 30 days (Section 6.2).

  The Indenture provides that, subject to the duty of the Trustee during default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders, unless such Holders shall have offered to the Trustee reasonable security or indemnity (Section 6.3). Subject to such provisions for the indemnification of the Trustee and to certain other conditions, the Holders of a majority in aggregate principal amount of the Outstanding Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Securities of that series (Section 5.12).

  No Holder of any series of Securities will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or trustee or for any remedy thereunder, unless such Holder shall have previously given to the Trustee written notice of a continuing Event of Default and unless the Holders of at least 25% in aggregate principal amount of the Outstanding Securities of that series shall have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee shall not have received from the Holders of a majority in aggregate principal amount of the Outstanding Securities of that series a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days (Section 5.7). However, such limitations do not apply to a suit instituted by a Holder of a Security for enforcement of payment of the principal of and premium, if any, or interest on such Security on or after the respective due dates expressed in such Security (Section 5.8).

  The Company is required to furnish to the Trustee annually a statement as to the performance by the Company of certain of its obligations under the Indenture and as to any default in such performance (Section 10.8).

MODIFICATION AND WAIVER

  Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the Outstanding Securities of each series issued under the Indenture and affected by the modification or amendment; provided, however, that no such modification or amendment may, without the consent of the Holders of each Outstanding Security of the series affected thereby: (a) change the Stated Maturity of the principal of, or any installment of principal of or interest on, any Security of such series, or reduce the principal amount of or premium, if any, or interest on, any Security of any series (including in the case of an Original Issue Discount Security the amount payable upon acceleration of the maturity thereof), or change the place or currency of payment of principal of or interest on any Security of such series, or impair the right to institute suit for the enforcement of any payment on any Security of such series on or after the Stated Maturity thereof (or, in the case of redemption, on or after the Redemption Date); or (b) reduce the percentage in principal amount of Outstanding Securities of any series, the consent of whose Holders is required for modification or amendment of the Indenture or for waiver of compliance with certain provisions of the Applicable Indenture or for waiver of certain defaults (Section 9.2).

  The Holders of at least a majority in aggregate principal amount of the Outstanding Securities of any series may, on behalf of all Holders of that series of Securities, waive compliance by the Company with certain restrictive provisions of the Applicable Indenture (Section 10.9). The Holders of a majority in aggregate principal amount of the Outstanding Securities of any series may, on behalf of all Holders of that series of Securities, waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest and in respect of certain covenants (Section 5.13).

CONSOLIDATION, MERGER AND SALE OF ASSETS

  Under the Indenture, the Company may not consolidate with or merge into any other Person or sell, convey, exchange, transfer or lease its properties and assets substantially as an entirety to any Person, unless: (a) any successor or purchaser is the Company or another corporation organized under the laws of the United States, any state thereof or the District of Columbia; (b) any such successor or purchaser expressly assumes the Company's obligations on such Securities and under the Indentures; (c) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have occurred and be continuing; and (d) certain other conditions are met (Section 8.1).

TRUSTEE

  Bankers Trust Company is the Trustee under the Indenture. Bankers Trust Company maintains a deposit account and conducts other banking transactions with the Company and its subsidiaries in the ordinary course of business, and serves as trustee with respect to the Existing Subordinated Notes, which were also issued under the Indenture. The Indenture provides for the indemnification of the Trustee by the Company under certain circumstances.

                             PLAN OF DISTRIBUTION

  The Company may sell Securities to or through underwriters and also may sell Securities directly to other purchasers or through agents.

  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

  In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act. Any such underwriter or agent will be identified, and any such compensation received from the Company will be described, in the applicable Prospectus Supplement.

  Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

  If so indicated in the applicable Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to delayed delivery contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Offered Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                                    EXPERTS

  The consolidated financial statements incorporated herein by reference from the Company's Annual Report on Form 10-K for the years ended December 31, 1996 and 1995, except for the year ended December 31, 1994, have been audited by Coopers & Lybrand L.L.P., independent auditors, as indicated in their report, which is incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The consolidated financial statements of the Company for the year ended December 31, 1994, incorporated herein by reference, have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report, which is incorporated herein by reference, and are incorporated herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

  The consolidated financial statements of Dauphin Deposit Company for the year ended December 31, 1996 incorporated herein by reference from the Company's Current Report on Form 8-K dated May 21, 1997, incorporated herein by reference, have been audited by KPMG Peat Marwick LLP, independent auditors, as indicated in their report, which is incorporated herein by reference, and are incorporated herein in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. Such report contains an explanatory paragraph that states that Dauphin changed its method of accounting for mortgage servicing rights and long-lived assets to adopt the provisions of the Financial Accounting Standard Board's Statement of Financial Accounting Standards No. 122, "Accounting for Mortgage Servicing Rights, an amendment of FASB Statement No. 65," on January 1, 1995, and No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of," on January 1, 1996.

                                 LEGAL MATTERS

  The validity of the Offered Securities will be passed upon for the Company by Gregory K. Thoreson, Senior Vice President and General Counsel of the Company, and for any underwriters or agents by Simpson Thacher &
Bartlett (a partnership which includes professional corporations), New York, New York. As to matters of Maryland law, Simpson Thacher & Bartlett will rely on the opinion of Mr. Thoreson.

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 NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRE-
SENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMA-TION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SE-CURITIES DESCRIBED IN THIS PROSPECTUS SUPPLEMENT OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THE INFORMATION HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE SUCH DATE.

                                ---------------

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                                                            PAGE
                                                                            ----
First Maryland Bancorp..................................................... S-2
Recent Events.............................................................. S-2
Use of Proceeds............................................................ S-2
Certain Terms of the Subordinated Notes.................................... S-3
Underwriting............................................................... S-6
Legal Matters.............................................................. S-7

                                  PROSPECTUS
Available Information......................................................   2
Incorporation of Certain Documents by Reference............................   2
The Company................................................................   3
Recent Events..............................................................   4
Certain Regulatory Considerations..........................................   4
Ratio of Earnings to Fixed Charges.........................................   7
Use of Proceeds............................................................   7
Description of Securities..................................................   7
Plan of Distribution.......................................................  13
Experts....................................................................  14
Legal Matters..............................................................  14

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                                 $200,000,000

                            FIRST MARYLAND BANCORP

                   7.20% SUBORDINATED NOTES DUE JULY 1, 2007

                                  -----------

                             PROSPECTUS SUPPLEMENT

                                  -----------

                             GOLDMAN, SACHS & CO.
                                LEHMAN BROTHERS
                              MERRILL LYNCH & CO.
                             SALOMON BROTHERS INC



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